Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces Board Change

(Hangzhou - December 30, 2022)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced that Mr. Lun Feng has resigned from the board of directors of the Company, effective as of December 31, 2022.

Mr. Feng resigned for personal reasons and the Company’s board considers that there are no other matters that need to be brought to the attention of shareholders of the Company. The Company’s board now consists of five directors, four of whom are independent directors.

The board would like to extend its sincere gratitude to Mr. Feng for his contributions to the Company and thank him for his services during his tenure as an independent director.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX:9999, “NetEase”) provides premium online services centered around content creation. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of China’s most popular and longest running mobile and PC games. Powered by industry-leading in-house R&D capabilities in China and globally, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading technology-focused intelligent learning company, and Cloud Music (HKEX: 9899), China’s leading online music content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s ESG initiatives are among the best in the global media and entertainment industry, earning it a distinction as one of the S&P Global Industry Movers and an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

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